

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 11, 2007

<u>Via US Mail and Facsimile</u>

Mr. Patrick J. Summers
Chief Financial Officer
AIMS Worldwide, Inc.
10400 Eaton Place #450
Fairfax, VA 22030

Re: AIMS Worldwide, Inc.
Form 10-KSB for the year ended December 31, 2004
Form 10-KSB for the year ended December 31, 2005
Commission File Number: 333-86711

Dear Mr. Summers:

We have completed our review of your Forms 10-KSB and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief